SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT RULE 13d-2(a)
(Amendment No.  4)

WCA Waste Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

92926K103

(CUSIP Number)

Joseph E. LoConti, 6140 Parkland Boulevard, Suite 300, Mayfield Heights, OH 44124 (440) 995-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92926K103	Page 2 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Joseph E. LoConti
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,942,093
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,942,093
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,942,093
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 9.62%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 92926K103	Page 3 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Daniel J. Clark
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
949,271
	8	SHARED VOTING POWER
777,778 (1)
	9	SOLE DISPOSITIVE POWER
949,271
	10	SHARED DISPOSITIVE POWER
777,778 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,727,049
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.23%
14	TYPE OF REPORTING PERSON (see instructions) IN

 (1)   Mr. Clark may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Clark has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 4 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Gregory J. Skoda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,248,480 (2)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,248,480 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.95%
14	TYPE OF REPORTING PERSON (see instructions) IN

(2) Mr. Skoda may be deemed the beneficial owner of the 451,813 Shares owned by the Patricia A. Skoda Revocable Trust, may be deemed the beneficial owner of the 18,889 Shares owned by the Gregory J. Skoda Revocable Trust, of which Mr. Skoda is the Trustee, and may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Skoda, as trustee of the Gregory J. Skoda Revocable Trust, has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 5 of 10

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
1,248,480 (3)
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1,248,480 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,248,480
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.95%
14	TYPE OF REPORTING PERSON (see instructions) IN

 (3) The Patricia A. Skoda Revocable Trust may be deemed the beneficial owner of 18,889 Shares owned by The Gregory J. Skoda Revocable Trust, of which Mr. Skoda, Mrs. Skoda’s husband, is the Trustee, and may be deemed the beneficial owner of up to 777,778 Shares that may be issued to Live Earth Funding LLC, an entity which Mr. Skoda has an ownership interest and voting discretion, upon satisfaction of certain earn-out conditions set forth in the Agreement (defined below).

CUSIP No. 92926K103	Page 6 of 10

This Amendment No. 4 to Schedule 13D is filed by Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and the Patricia A. Skoda Revocable Trust dated June 5, 2005 relating to shares of common stock, par value $0.01 per share (the “Shares”), of WCA Waste Corporation (the “Issuer”) and amends and restates the following Items of the Schedule 13D filed by such persons on October 30, 2009, and amended by Amendment No. 1 to the Schedule 13D filed on December 17, 2009, Amendment No. 2 to the Schedule 13D filed on January 11, 2010 and Amended No. 3 to the Schedule 13D filed on January 21, 2010 (as amended, the “Schedule 13D”).

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares and the Option (as defined below) reported in Item 5(c) as having been acquired by Mr. LoConti, Mr. Clark, and the Trust on October 28, 2009 in a privately-negotiated transaction were acquired using personal funds of Messrs. LoConti and Clark and working capital of the Trust.  Mr. LoConti, Mr. Clark and the Trust did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. LoConti on October 29, 2009 in open market transactions were acquired using personal funds of Mr. LoConti.  Mr. LoConti did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. LoConti on December 30, 2009 upon exercise of the Option were acquired using personal funds of Mr. LoConti.  Mr. LoConti did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been acquired by Mr. Clark on December 30, 2009 upon exercise of the Option were acquired using personal funds of Mr. Clark.  Mr. Clark did not borrow any funds to purchase any of the Shares.

The Shares reported in Item 5(c) as having been beneficially acquired by Mr. Clark and Mr. Skoda on December 31, 2009 in connection with the Acquisition (as defined below) are issuable by the Issuer upon the attainment of earn-out targets (described below) and the rights to such Shares were delivered to Live Earth Funding LLC in satisfaction of approximately $6.8 million of indebtedness owed to Live Earth Funding LLC as of September 30, 2009 by Live Earth LLC.

The Shares reported in Item 5(c) as having been beneficially acquired by Mr. LoConti, Mr.  Clark, Mr. Skoda, as trustee of The Gregory J. Skoda Trust, and the Trust on August 24, 2010 were acquired in a pro rata distribution by Live Earth to its members without consideration.  Each of Mr. Clark, The Gregory J. Skoda Trust and the Trust are members of Live Earth.  Mr. LoConti is the trustee of the Joseph E. LoConti Trust dated June 22, 2002, which is the managing member of Tower 1 Partnership, LLC, which is a member of Live Earth.

Item 5.	Interest in Securities of the Issuer.

(a)          According to the most recently available filing with the Securities and Exchange Commission by the Issuer, there are 20,187,829 Shares outstanding.

Mr. LoConti beneficially owns 1,942,093 Shares (416,000 of such Shares are owned by Tower 1 Partnership, LLC—Mr. LoConti is the trustee of the Joseph E. LoConti Trust dated June 22, 2002, which is the managing member of Tower 1 Partnership, LLC), which represent 9.62% of the Shares outstanding.

Mr. Clark beneficially owns 949,271 Shares and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 8.23% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

Mrs. Skoda, as trustee of the Trust, beneficially owns 451,813 Shares and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 5.95% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

CUSIP No. 92926K103	Page 7 of 10

Mr. Skoda, as trustee of The Gregory J. Skoda Trust, beneficially owns 18,889 Shares and  may be deemed the beneficial owner of the 451,813 Shares held by the Trust and may be deemed to beneficially own the up to 777,778 Shares that may be issued to Live Earth Funding LLC upon satisfaction of the earn-out conditions set forth in the Agreement, which collectively represent 5.95% of the Shares outstanding (including the 777,778 shares issuable in the earn-out).

The number of Shares beneficially owned by Messrs. LoConti, Clark and Skoda does not include, and such Reporting Persons do not beneficially own and disclaim beneficial ownership of, any of the 211,491 Shares held as collateral for a loan by Something Better, LLC, of which such Reporting Persons own membership interests representing substantially all of the equity.

The Reporting Persons together beneficially own 4,139,844 Shares, which represent 19.75% of the Shares outstanding assuming the issuance of all 777,778 earn-out Shares.

(b)          Mr. LoConti has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the Shares owned by him.

Mr. Clark has sole power to vote, or to direct the voting of, and sole power to dispose, or to direct the disposition of, the 949,271 Shares owned by him, and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to his 50% membership interest and position as co-managing member.

Mrs. Skoda, as the trustee of the Trust, may be deemed to have shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the 451,813 Shares owned by the Trust, shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the 18,889 Shares owned by Mr. Skoda and shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to Mr. Skoda’s trust’s 50% membership interest and position as co-managing member.

Mr. Skoda, as Trustee of the Gregory J. Skoda Trust, may be deemed to have shared power to vote, or direct the voting of, and shared power to dispose, or to direct the disposition of, the 18,889 Shares owned by him, shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of, the 451,813 Shares held by the Trust, and shared power to vote, or to direct the voting of, and shared power to dispose, or to direct the disposition of the up to 777,778 Shares issuable to Live Earth Funding LLC upon satisfaction of the earn-out conditions due to his trust’s 50% membership interest and position as co-managing member.

(c)          Effective October 28, 2009, Mr. LoConti, Mr. Clark and the Trust entered into a privately-negotiated transaction with a third party group pursuant to which (1) Mr. LoConti and the Trust purchased 681,002 Shares and 56,622 Shares, respectively, at a price of $4.00 per share, and (2) Mr. LoConti, Mr. Clark and the Trust entered into an option agreement pursuant to which they each had the right in their sole discretion to purchase additional Shares prior to December 25, 2009 at an exercise price of $4.25 per share (the “Option”).  Mr. LoConti had the Option to purchase up to 400,000 Shares (in whole or in part).  Mr. Clark and the Trust had the Option to purchase up to 347,014 Shares (in whole or in part) and in such amounts between each other as they so agree; provided that the total number of Shares that can be exercised between the two of them could not exceed 347,014 Shares.

On October 29, 2009, Mr. LoConti acquired an aggregate of 41,000 Shares in open market transactions, at the following prices: (i) 10,000 Shares at $3.92, (ii) 10,000 Shares at $3.99, (iii) 15,900 Shares at $4.00, (iv) 5,000 Shares at $4.02, and (v) 100 Shares at $3.98.

On December 24, 2009, the parties agreed to extend the Option expiration date to December 31, 2009.  On December 30, 2009, Mr. LoConti exercised the Option with respect to 164,707 Shares for an aggregate purchase price of  $700,004.75 and transferred his remaining rights under the Option without consideration and Mr. Clark exercised the Option with respect to 287,014 Shares for an aggregate purchase price of  $1,219,809.50 and transferred his remaining rights under the Option without consideration.

CUSIP No. 92926K103	Page 8 of 10

On December 31, 2009, in connection with the closing of the Acquisition, the right to acquire the up to 777,778 earn-out Shares was delivered to Live Earth Funding LLC pursuant to the Agreement in satisfaction of approximately $6.8 million of indebtedness owed by Live Earth to Live Earth Funding LLC as of September 30, 2009.

On August 24, 2010, in connection with the WCA Parties’ receipt of the Ohio Environmental Protection Agency approval of the transactions contemplated by the Agreement, Live Earth made a pro rata distribution of 2,333,335 Shares to its members.  As a result, (i) Tower 1 Partnership, LLC, of which the Joseph E. LoConti Trust dated June 2, 2002, is the managing member received 416,000 Shares, (ii) Mr. Clark received 360,444 Shares, (iii) the Gregory J. Skoda Trust, of which Mr. Skoda is the trustee, received 18,889 Shares and (iv) the Trust received 336,667 Shares.

(d)          Not applicable.

(e)          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Ohio law requires that the ownership of the landfill transferred as part of the acquisition be approved by the Ohio Environmental Protection Agency. Because the Ohio approval was not received prior to the closing date, Ohio law requires that the Agreement expressly state that the transactions contemplated by the Agreement are subject to the approval of the Director of the Ohio EPA and contain specific provisions negating such sale in the event that the required Ohio approval is ultimately denied by the Director of the Ohio EPA. In that event, the parties would be required to unwind the transaction, including returning the merger consideration, and, as a result, the 3,000,002 Shares retained by Live Earth at closing were not permitted to be transferred prior to the receipt of such approval.  On July 6, 2010, the WCA Parties received the EPA approval.

On December 9, 2009, Mr. LoConti, Mr. Clark, Mr. Skoda and the Trust entered into a Voting Agreement with the Issuer, pursuant to which each agreed to vote its Shares and not to revoke its consent with respect to its membership interests in Live Earth in favor of the Acquisition.

On January 15, 2010, Mr. LoConti, Mr. Clark, the Gregory J. Skoda Revocable Trust and the Trust (collectively, the “Stockholders”) entered into a Stockholders’ Agreement with the Issuer.

The Stockholders’ Agreement provides that, unless approved by a majority of the members of the Board of Directors of the Issuer, the Stockholders will not, subject to certain exclusions, acquire more than 30% of any class of the Issuer’s voting securities (the “Maximum Ownership Limitation”) or sell or transfer Shares representing more than 10% of the Shares in any single transaction or series of related transactions to any person or entity.  In addition, the Stockholders have agreed to vote their Shares at all meetings of the Issuer’s stockholders and shall vote such Shares in a manner recommended by the majority of the members of the Issuer’s Board of Directors.

The obligations of the Stockholders under the Stockholders’ Agreement, other than the Maximum Ownership Limitation, terminate in the event that either Tom Fatjo, Jr., the Chief Executive Officer of the Issuer, or Jerome M. Kruszka, the President of the Issuer, are no longer serving in such capacities, respectively.  In addition, the Stockholders’ Agreement will terminate on the earlier of (i) January 15, 2015 or (ii) the 180th day after the date on which the Stockholders collectively own voting securities representing less than 5% of the outstanding voting power represented by all of the Issuer’s voting securities then outstanding.

A copy of the Stockholders Agreement is filed as Exhibit 7.5 hereto and is incorporated by reference into this Item 6.

CUSIP No. 92926K103	Page 9 of 10

Item 7.	Materials to be Filed as Exhibits.

7.1*
Option Agreement by and among Joseph E. LoConti, Daniel J. Clark and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and William P. & Heather H. Esping Children’s Trust, JBJ Lending Company, JEK Sep/Property, LP and Eminence Interests, LP

7.2*	Joint Filing Agreement
7.3*
Equity Interest and Asset Purchase Agreement dated December 9, 2009 by and among the Issuer, WCA of Massachusetts, LLC and WCA of Ohio, LLC on the one hand, and Live Earth, Champion City Recovery, LLC, Boxer Realty Redevelopment, LLC, Sunny Farms Landfill, LLC, and New Amsterdam & Seneca Railroad Company, LLC on the other hand (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on December 15, 2009)

7.4*
Voting Agreement, dated December 9, 2009, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer

7.5*
Stockholders Agreement, dated January 15, 2010, by and among Joseph E. LoConti, Daniel J. Clark, Gregory J. Skoda and Patricia A. Skoda as Trustee of the Patricia A. Skoda Revocable Trust dated June 5, 2005  and the Issuer (incorporated herein by reference to the Issuer’s Current Report on Form 8-K filed on January 15, 2010)

* Previously filed.

CUSIP No. 92926K103	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September  3, 2010

/s/ Joseph E. LoConti
Joseph E. LoConti

/s/ Daniel J. Clark
Daniel J. Clark

/s/ Gregory J. Skoda
Gregory J. Skoda

/s/ Patricia A. Skoda
Patricia A. Skoda as Trustee of the
Patricia A. Skoda Revocable Trust
dated June 5, 2005